Concreit Series LLC

1201 3rd Ave Ste 2200

Seattle, WA 98101

May 21, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Catherine De Lorenzo

Re:         Concreit Series LLC

Request for Withdrawal of Amendment to

Offering Statement on Form 1-A

Filed May 5, 2025

File No. 024-12508

To Whom It May Concern,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Concreit Series LLC (the “Company”) respectfully requests the withdrawal of its Amendment on Form 1-A (File No. 024-12508), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2025. The Offering Statement relates to the public offering of certain classes of the Company’s series membership interests (the “Membership Interests”). The Company hereby represents to the Commission that no securities have been sold under this Amendment.

Per guidance from Commission staff, the Company understands that this should have been filed as a Post-qualification amendment.

If you have any questions regarding the withdrawal of the Offering Statement, please do not hesitate to contact us.

Sincerely,

Concreit Series LLC

By:	/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer